Prospectus Filed Pursuant to Rule 424(b)(2)
Registration No. 333-156647

PROSPECTUS

LNB BANCORP, INC.

WARRANT TO PURCHASE 561,343 SHARES OF COMMON STOCK

561,343 COMMON SHARES

This prospectus relates to the potential resale from time to time by selling securityholders of a warrant to purchase 561,343 common shares, or the warrant, and any common shares issuable from time to time upon exercise of the warrant. In this prospectus, we refer to the warrant and the common shares issuable upon exercise of the warrant, collectively, as the securities. The warrant, along with 25,223 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, or the series B preferred stock, were originally issued by us pursuant to the Letter Agreement dated December 12, 2008, and the related Securities Purchase Agreement — Standard Terms, between us and the United States Department of the Treasury, which we refer to as the initial selling securityholder, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

The initial selling securityholder and its successors, including transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of securities by the selling securityholders.

Our common shares are traded on the NASDAQ Stock Market® under the symbol “LNBB.” On February 3, 2009, the closing price of our common shares on the NASDAQ Stock Market® was $5.24 per share. You are urged to obtain current market quotations of the common shares.

Our principal executive offices are located at 457 Broadway, Lorain, Ohio 44052 and our telephone number is (440) 244-6000. Our Internet address is http://www.4lnb.com.

Investing in our securities involves risks. Please read “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts or other obligations of any bank or savings association and are not insured or guaranteed by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.

The date of this prospectus is February 3, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

In this prospectus, “LNB” “we,” “our,” “ours,” and “us” refer to LNB Bancorp, Inc., which is a financial holding company headquartered in Lorain, Ohio, and its subsidiaries on a consolidated basis, unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Terms such as “will,” “should,” “plan,” “intend,” “expect,” “continue,” “believe,” “anticipate” and “seek,” as well as similar comments, are forward-looking in nature. Actual results and events may differ materially from those expressed or anticipated as a result of risks and uncertainties which include but are not limited to:

•	significant increases in competitive pressure in the banking and financial services industries;

•	changes in the interest rate environment which could reduce anticipated or actual margins;

•	changes in political conditions or the legislative or regulatory environment;

•	general economic conditions, either nationally or regionally (especially in northeastern Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets;

•	changes occurring in business conditions and inflation;

•	changes in technology;

•	changes in trade, monetary, fiscal and tax policies;

•	changes in the securities markets, in particular, continued disruption in the fixed income markets and adverse capital market conditions;

•	continued disruption in the housing markets and related conditions in the financial markets; and

•	changes in general economic conditions and competition in the geographic and business areas in which LNB conducts its operations, particularly in light of the recent consolidation of competing financial institutions; as well as the risks and uncertainties described from time to time in the LNB’s reports as filed with the Securities and Exchange Commission.

We undertake no obligation to review or update any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

An investment in our securities involves significant risks. You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus, as well as any risks described in any applicable prospectus supplement, before you make an investment decision regarding the securities. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the securities by the selling securityholders.

DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK

The following is a brief description of the terms of the warrant that may be resold by the selling securityholders. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the warrant, a copy of which has been filed with the SEC and is also available upon request from us.

Common Shares Subject to the Warrant

The warrant is initially exercisable for 561,343 of our common shares. If we complete one or more qualified equity offerings on or prior to December 31, 2009 that result in our receipt of aggregate gross proceeds of not less than $25,223,000, which is equal to 100% of the aggregate liquidation preference of the series B preferred stock, the number of common shares underlying the warrant then held by the selling securityholders will be reduced by 50% to 280,672 shares. The number of shares subject to the warrant are subject to the further adjustments described below under the heading “— Adjustments to the Warrant.”

Exercise of the Warrant

The initial exercise price applicable to the warrant is $6.74 per common share for which the warrant may be exercised. The warrant may be exercised at any time on or before December 12, 2018 by surrender of the warrant and a completed notice of exercise attached as an annex to the warrant and the payment of the exercise price for the common shares for which the warrant is being exercised. The exercise price may be paid either by the withholding by LNB of such number of common shares issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common shares on the trading day on which the warrant is exercised or, if agreed to by us and the warrantholder, by the payment of cash equal to the aggregate exercise price. The exercise price applicable to the warrant is subject to the further adjustments described below under the heading “— Adjustments to the Warrant.”

Upon exercise of the warrant, certificates for the common shares issuable upon exercise will be issued to the warrantholder. We will not issue fractional shares upon any exercise of the warrant. Instead, the warrantholder will be entitled to a cash payment equal to the market price of our common shares on the last day preceding the exercise of the warrant (less the pro-rated exercise price of the warrant) for any fractional shares that would have otherwise been issuable upon exercise of the warrant. We will at all times reserve the aggregate number of our common shares for which the warrant may be exercised. We have listed the common shares issuable upon exercise of the warrant with the NASDAQ Stock Market®.

Rights as a Shareholder

The warrantholder shall have no rights or privileges of the holders of our common shares, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Transferability

The initial selling securityholder may not transfer a portion of the warrant with respect to more than 280,672 common shares until the earlier of the date on which LNB has received aggregate gross proceeds from a qualified equity offering of at least $25,223,000 and December 31, 2009. The warrant, and all rights under the warrant, are otherwise transferable.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations.  The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay dividends or make distributions of our common shares, subdivide, combine or reclassify our outstanding common shares.

Anti-dilution Adjustment.  Until the earlier of December 12, 2011 and the date the initial selling securityholder no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any common shares (or securities convertible or exercisable into common shares) for less than 90% of the market price of the common shares on the last trading day prior to pricing such shares, then the number of common shares into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our board of directors;

•	in connection with public or broadly marketed offerings and sales of common shares or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act, or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions (but do not include other private transactions); and

•	in connection with the exercise of preemptive rights on terms existing as of December 12, 2008.

Other Distributions.  If we declare any dividends or distributions other than our historical, ordinary cash dividends, the exercise price of the warrant will be adjusted to reflect such distribution.

Certain Repurchases.  If we effect a pro rata repurchase of common shares both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

Business Combinations.  In the event of a merger, consolidation or similar transaction involving LNB and requiring shareholder approval, the warrantholder’s right to receive our common shares upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the warrantholder with respect to the common shares for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

DESCRIPTION OF CAPITAL STOCK

The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our Second Amended Articles of Incorporation, as amended, and code of regulations, copies of which have been filed with the SEC and are also available upon request from us.

Common Shares

We have 15,000,000 authorized common shares, $1.00 par value per share, of which 7,295,663 shares were outstanding as of December 31, 2008 and 328,194 common shares were held in treasury as of that date.

Holders of our common shares are entitled to such dividends as the directors may in its discretion periodically declare, subject to the dividend rights of the holders of the series B preferred stock, the Series A Voting Preferred Shares and any other class or series of preferred stock outstanding at such time. Our board of directors determines whether to declare dividends and the amount of any dividends declared to the common shares. Such determinations take into account LNB’s financial condition, results of operations and other relevant factors. While management expects to maintain its policy of paying periodic dividends, no assurances can be given that any dividends will be declared for LNB’s common shares, or, if declared, what the amount of such dividends will be. Holders of our common shares are also entitled, upon our liquidation, and after claims of creditors and the preferences of series B preferred stock, the Series A Voting Preferred Shares and any other class or series or preferred stock outstanding at the time of liquidation, to receive pro rata our net assets.

Holders of our common shares have one vote per share on each matter on which shareholders are entitled to vote, and have no preemptive rights or cumulative voting rights.

Our common shares are listed on the NASDAQ Stock Market®. Our outstanding common shares are validly issued, fully paid and non-assessable. Holders of our common shares are not, and will not be, subject to any liability as shareholders.

Preferred Shares

General.  Under our Second Amended Articles of Incorporation, as amended, we have authority to issue up to one million preferred shares, no par value per share. Of such number of preferred shares, 750,000 shares have been designated as Series A Voting Preferred Shares, and 25,223 shares have been designated as series B preferred stock.

Series A Voting Preferred Shares.  From the 1,000,000 authorized voting preferred shares of LNB, a series of voting preferred shares exists and is designated as series A voting preferred shares, consisting of 750,000 shares, without par value, none of which are currently outstanding. Each series A voting preferred share is entitled to 100 votes on all matters submitted to a vote of the shareholders. The holders of series A voting preferred shares are entitled to quarterly dividends payable in cash. The series A voting preferred shares may be issued in fractional amounts of 1/100s of a share, and such fractional shares shall have all of the rights of a full series A voting preferred share multiplied by the fractional amount of such share. For example, a 3/100 fractional share shall be entitled to $0.03 of a dividend of $1.00 and shall be entitled to three votes on any matter submitted to a vote of the shareholders, including the election of directors. The holders of series A voting preferred shares have preference over the holders of common shares in the event of a liquidation or dissolution and have other rights that are superior to or in addition to the rights of holders of common shares. The holders of series A voting preferred shares have rights that are on parity to the series B preferred stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of our affairs. Holders of series A voting preferred shares have no preemptive rights or cumulative voting rights.

In general, subject to the rights of the holders of series B preferred stock, holders of series A voting preferred shares are entitled to a quarterly dividend in the amount per share equal to the greater of (i) $1.00, or (ii) 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount of all non-cash dividends or other distributions (other than a dividend payable in common share or other subdivision of the outstanding common shares, by reclassification or otherwise, declared on the common shares) since the immediately preceding quarterly dividend payment date.

Series B Preferred Stock.  We issued 25,223 shares of series B preferred stock to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of series B preferred stock are validly issued, fully paid and nonassessable.

Dividends Payable On Shares of Series B Preferred Stock

Holders of shares of series B preferred stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of series B preferred stock with respect to each dividend period from December 12, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of series B preferred stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of series B preferred stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the series B preferred stock are payable to holders of record of shares of series B preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the series B preferred stock, we are required to provide written notice to the holders of shares of series B preferred stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Ohio state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the series B preferred stock will rank:

•	senior to our common shares and all other equity securities designated as ranking junior to the series B preferred stock; and

•	at least equally with all other equity securities designated as ranking on a parity with the series B preferred stock, or parity stock, including our Series A Voting Preferred Shares (of which, as of the date of this prospectus, 750,000 shares are designated, but none are issued), with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of LNB.

So long as any shares of series B preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on LNB’s common shares or other junior stock, other than a dividend payable solely in common shares. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any of our common shares or other junior stock unless we have paid in full all accrued dividends on the series B preferred stock for all prior dividend periods, other than:

•	purchases, redemptions or other acquisitions of our common shares or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•	purchases or other acquisitions by broker-dealer subsidiaries of LNB solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases or other acquisitions by broker-dealer subsidiaries of LNB for resale pursuant to an offering by LNB of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not LNB or a subsidiary of LNB, including as trustee or custodian; and

•	the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common shares.

If we repurchase shares of series B preferred stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the series B preferred stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the series B preferred stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the series B preferred stock), with respect to the series B preferred stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common shares and any other stock ranking equally with or junior to the series B preferred stock from time to time out of any funds legally available for such payment, and the series B preferred stock shall not be entitled to participate in any such dividend.

Redemption

The series B preferred stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $6,305,750, which equals 25% of the aggregate liquidation amount of the series B preferred stock on the date of issuance. In such a case, we may redeem the series B preferred stock, subject to the approval of Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than LNB or its subsidiaries after December 12, 2008, of shares of perpetual preferred stock, common shares or a combination thereof, that in each case qualify as tier 1 capital of LNB at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common shares and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.

After February 15, 2012, the series B preferred stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The series B preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of series B preferred stock have no right to require the redemption or repurchase of the series B preferred stock.

If fewer than all of the outstanding shares of series B preferred stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of series B preferred stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of series B preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares of series B preferred stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of series B preferred stock designated for redemption will not affect the redemption of any other series B preferred stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of series B preferred stock are to be redeemed, and the number of shares of series B preferred stock to be redeemed (and, if less than all shares of series B preferred stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of series B preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued preferred shares.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of series B preferred stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the series B preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common shares or any other shares ranking, as to that distribution, junior to the series B preferred stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of series B preferred stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of series B preferred stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of series B preferred stock has been paid in full to all holders of series B preferred stock and other shares of parity stock, the holders of our common shares or any other shares ranking, as to such distribution, junior to the series B preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of series B preferred stock will not have any voting rights.

If the dividends on the series B preferred stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of series B preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Stock Market® (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of series B preferred stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of LNB will be reduced by the number of preferred stock directors that the holders of series B preferred stock and voting parity stock had been entitled to elect. The holders of a majority of shares of series B preferred stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares series B preferred stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

So long as any shares of series B preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Second Amended Articles of Incorporation, as amended, the vote or consent of the holders of at least 66 2/3% of the shares of series B preferred stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•	any amendment or alteration of our Second Amended Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the series B preferred stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of LNB;

•	any amendment, alteration or repeal of any provision of the Certificate of Amendment for the series B preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the series B preferred stock; or

•	any consummation of a binding share exchange or reclassification involving the series B preferred stock or of a merger or consolidation of LNB with another entity, unless the shares of series B preferred stock remain outstanding following any such transaction or, if LNB is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of series B preferred stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the series B preferred stock, taken as a whole.

To the extent of the voting rights of the series B preferred stock, each holder of series B preferred stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of series B preferred stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of series B preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of series B preferred stock to effect the redemption.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Registrar and Transfer Company.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell the securities directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Stock Market®;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common shares issuable upon exercise of the warrant and deliver common shares to close out short positions, or loan or pledge the common shares issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, or the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ Stock Market® pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

SELLING SECURITYHOLDERS

On December 12, 2008, we issued the securities covered by this prospectus, along with the series B preferred stock, to the United States Department of Treasury, which is the initial selling securityholder under this prospectus, in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are:

•	a warrant to purchase 561,343 shares of common stock, representing beneficial ownership of approximately 7.7% of our common shares as of December 31, 2008; and

•	561,343 of our common shares issuable upon exercise of the warrant, which shares, if issued, would represent ownership of approximately 7.7% of our common shares as of December 31, 2008.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

LEGAL MATTERS

The validity of the warrant and the common shares offered hereby will be passed upon for us by Calfee, Halter & Griswold LLP.

EXPERTS

The consolidated financial statements of LNB and its subsidiaries as of December 31, 2007 and 2006 and for the years then ended and management’s report on the effectiveness of internal control over financial reporting incorporated in this document by reference from LNB’s Annual Report on Form 10-K for the year ended December 31, 2007 have been audited by Plante & Moran, PLLC, an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of income, shareholders’ equity and cash flows of LNB Bancorp, Inc. and subsidiaries for the year ended December 31, 2005 are incorporated by reference herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http:/www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.4lnb.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Because our common shares are listed on the NASDAQ Stock Market®, you may also inspect reports, proxy statements and other information at the offices of the NASDAQ Stock Market, One Liberty Plaza, 165 Broadway, New York, New York 10006.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Current Reports on Form 8-K filed on January 15, 2008, January 22, 2008, February 6, 2008, February 21, 2008, March 25, 2008, March 28, 2008, April 23, 2008, July 18, 2008 and December 17, 2008;

•	Registration Statement on Form 8-A (relating to our common shares) filed on February 12, 1985 and updated in the Company’s Current Report on Form 8-K filed on January 4, 2001; and

•	Registration Statement on Form 8-A (relating to our preferred share purchase rights) filed on November 6, 2000, as amended on May 17, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Telephone: (440) 244-6000
Attn: Corporate Secretary